Exhibit 4.12

ENGLISH SUMMARY OF THE CONVERTIBLE LOAN AGREEMENT
(ORIGINAL LANGUAGE – HEBREW)

BY AND AMONG

NEXUS TELOCATION SYSTEMS LTD.

POINTER (EDEN TELECOM GROUP) LTD.

AND

EGGED HOLDINGS LTD.

Dated November 16, 2004
(the “Agreement”)

Description: Availability: Term and Interest: Conversion:	Convertible Loan Agreement pursuant to which
Egged Holdings Ltd. ("Egged") shall loan Pointer
(Eden Telecom Group) Ltd. ("Pointer") $2 million
("First Loan"), convertible into shares of
Pointer and/or Nexus Telocation Systems Ltd.
("Nexus") and NIS 7,275,000 ("Second Loan")
convertible into shares of Pointer and/or Nexus.

The First Loan shall be made available to Pointer
at the consummation of the Agreement.

The Second Loan shall be made available to
Pointer on February 28, 2005 (that is, upon the
consummation of the transaction pursuant to which
Pointer shall purchase certain activities and
assets of Shagrir Towing Services Ltd. and its
subsidiary, Shagrir (1985) Ltd. ("Shagrir
Deal")).

Interest on the First Loan shall be at the rate
of LIBOR (3-month) plus 3.5% compounded annually
and accrued daily. Interest payments and
principal payments on the First Loan shall become
payable from February 28, 2008.

The Second Loan shall be repaid over 10 years
with 4% interest payable during first 2 years and
7.5% interest payable thereafter.

Egged shall have an option to convert the First
Loan into up to 9,433 ordinary shares of Pointer
(calculated at a price per share of $212) and/or
up to 15,503,875 ordinary shares of Nexus
(calculated at a price per share of $0.129),
subject to certain conditions.

Egged shall have a 24-month option to convert the
Second Loan into the ordinary shares of Nexus
and/or Pointer, at its discretion. Should Egged
wish to convert the Second Loan into shares of
Pointer, 60% of the Second Loan shall be
converted at price per share of NIS 729, and the
remaining 40% will be converted at a price per
share ranging from NIS 729 to NIS 937 (according
to a sliding scale, where the later the
conversion, the higher the share price). The
Second Loan may also be converted by Egged into
up to 8,888,889 ordinary shares of Nexus
(calculated at a price per our ordinary shares of
$0.18). Should Egged fail to exercise at least
60% of the option by the end of the 24-month
option period, Pointer shall have a "Put" option
to force Egged to purchase such number of shares
in Pointer that represents 60% of the Second Loan
amount.

Security: Investment by Nexus:	As security on the loans, Pointer shall grant
Egged a third ranking floating charge over the
assets of Pointer and a third ranking fixed
charge over Pointer's rights to proceeds from
transactions with Clal Insurance Company Ltd. and
The Israel Phoenix Insurance Company Ltd.,
subject to certain conditions.

At the consummation of the Shagrir Deal (February
28, 2005), Nexus shall invest NIS 4,550,000 in
Pointer.